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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                     Scudder Spain and Portugal Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   811198100
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                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 10, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 5 Pages

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

				SCHEDULE 13D

CUSIP NO. 811198100                 	                  PAGE 2 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS							WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	   Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          627,350
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     627,350
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 627,350
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES						[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		  9.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON					            BK
-------------------------------------------------------------------------------




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         This Amendment No. 1 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Scudder Spain and Portugal Fund, Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $8,707,766 (exclusive of commissions).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's preliminary proxy statement, dated August 22, 1997, relating to a Special Meeting of Stockholders scheduled for October 21, 1997 states that, as of June 30, 1997, there were 6,511,154 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 627,350 shares of Common Stock, which constitute approximately 9.6% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock. Purchases were made on the New York Stock Exchange, except as otherwise indicated.


        Date          Number of Shares Purchased        Price Per Share
-----------------   -----------------------------    --------------------
October 23, 1997                    8,000                   $13.5625
November 11, 1997                     300(1)                 13.5728(2)
December 10, 1997                  10,000                    15.4375
December 10, 1997                 200,000                    15.4063
December 11, 1997                  62,000                    15.0000

-----------
(1)      Purchased on the Berlin Stock Exchange.
(2) Rounded to the nearest one-one hundredth of a penny after converting from German Deutsche marks to United States dollars at prevailing exchange rates.

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned


                               Page 3 of 5 Pages

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by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.



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                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 1997                     BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Bartho Schroeder
                                               -----------------------------
                                               Name:  Bartho Schroeder
                                               Title: Director



                                            By: /s/ Gregory L. Melville
                                               -----------------------------
                                               Name:  Gregory L. Melville
                                               Title: Assistant Director



                               Page 5 of 5 Pages